SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2005

Telefónica de Argentina S.A.

(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.

(Translation of registrant’s name into English)

Avenida HUERGO 723 Ground Floor (C1107AOH) Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS
Item

1	English translation of annual report filed with the Comisión Nacional de Valores (the Argentine Securities and Exchange Commission) on February 14, 2005.

Item 1

Telefónica de Argentina Sociedad Anónima

ANNUAL REPORT

Unaudited Information

CONTENTS

ANNUAL REPORT
POLITICAL AND ECONOMIC AND LEGAL CONTEXT
Political and economic context
Regulatory Framework
Tariff Renegotiation

Argentine Telecommunications Congress
Public Utilities Legislative Proposal

Corporate governance framework
Good Corporate Governance Practices
Audit Committee
Disclosure Committee
Market disclosure rules
Internal rules of conduct on negotiable securities
Regulations on registration, reporting and monitoring of financial information
Internal rules of conduct for the Finance and Accounting Areas

CORPORATE ISSUES
History and equity ownership
Shareholding structure
Dividend policy
Listing
Business organization
Organizational chart
Directors and committees of Telefónica de Argentina S.A.
Appointment of independent directors
Executive management
Directors’ and executive management compensation
Human resources management
Telefónica in the community
ATIS Project

SERVICE AND MARKET SEGMENTS
Residential customer service
Public telephones
Comprehensive corporate solutions
Preferential Business Unit
Network services
Wholesale business
Long distance services
Publishing and interactive products; advertising
Collection management
Significant variables

ECONOMIC AND FINANCIAL ISSUES
The strategic plan
Financing policy and financial position
Global note program
Comparative balance sheet figures
Analysis of main changes in balance sheet captions
Result for the year

Analysis of main changes in income statement captions
Proposed (income) loss appropriation
Proposed Directors’ and Supervisory Committee fees

Unaudited Information

PROSPECTS
ACKNOWLEDGMENTS

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POLITICAL AND ECONOMIC AND LEGAL CONTEXT

Political and economic context

     After the institutional, political, economic, financial and social crisis sustained by Argentina in 2001 and 2002, Dr. Néstor Kirchner, belonging to the Justicialist Party (the “PJ”) took his oath of office as President of Argentina on May 25, 2003. Also during the second half of 2003 elections were held for offices in the Executive and Legislative Branches and, as a result, the PJ has now control over all the provincial governorships as well as an absolute majority in the two Houses of the National Congress. Although he won the election with 22% of the votes, President Kirchner continues to show acceptable levels of public image, this being one of its main political points of support after 19 months at the helm of the country. As regards the administration in general, the level of positive image is 48% according to the December survey as per the Confidence Index prepared by Universidad Torcuato Di Tella at regular intervals. This political regularization helped dispel to a large extent the political uncertainties resulting from the crisis.

     Relations between the Government and international credit entities are virtually at a standstill until the restructuring of Argentina’s defaulted sovereign debt is completed. At that point, the negotiation of a new agreement should start in view the non-approval of the third review of targets during 2004. However, markets have been showing a certain degree of relaxation since the Government’s announcement that it will continue to meet principal and interest maturity payments, thus avoiding a new event of default with international credit entities similar to the situation with the Inter-American Development Bank in 2002. Though this special relationship allows the Government more freedom to complete the debt restructuring process, it would not be an external payment policy sustainable over time. And though it is true that Argentina continues to surpass the quantitative targets, certain qualitative targets are still under discussion, the highlights of which are: (i) debt-restructuring, (ii) renegotiation of contracts with privatized public utilities, (iii) the level of the country’s primary surplus, (iv) discussion and approval of the National Tax Sharing Law, and (v) the compensation to the financial system, among other measures. Anyhow, the Tax Liability Law that was enacted by the National Congress has been applied in the approval of the 2005 National Budget, and several provinces have already adhered to the law. Besides, the quasi-currencies were retired from monetary circulation.

     As far as the renegotiation of the defaulted sovereign debt is concerned, the government has not improved the terms and conditions of the exchange offered in its prior presentation made in June 2004 in Buenos Aires. At that time the government had proposed an approximate reduction -measured at present value-of about 75%. The government has now acknowledged a principal amount of debt subject to restructuring of US$ 81.8 billion and unpaid interest thereon of US$ 18.2 billion as of December 31, 2003, that was the date set for the issuance of the new securities, totalizing an eligible debt of US$100 billion. The government will apply on that amount a 53% nominal reduction of the principal (by issuing only US$38.5 billion in new bonds, in case of an acceptance lower than 70%) and a 100% nominal reduction of interest; i.e. an average nominal reduction of about 62% of the eligible debt. In the case of an acceptance of over 70%, the government will issue an additional amount of US$5 billion in PAR Bonds, therefore lowering nominal reduction figures. Although the average repayment schedule has remained unchanged, interest rates have been reduced. Both the currencies (USA dollars, Euros, Japanese Yens and Argentine pesos adjusted by the Benchmark Stabilization Coefficient (“CER”)) and the legal jurisdictions (United States, England, Japan and Argentina) were simplified to a number of four. Since international interest rates have declined, favoring emerging countries, the discount at present value benefits the Argentine offer, almost offsetting the setback in the rest of the conditions.

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     Through this last offer the government seeks to obtain over 70% of acceptance by the creditors although there are still complaints and pressures from the main groups of bondholders who pursue an improvement of the official offer, as in their opinion it is arbitrary and unilateral. In turn, the regulatory agencies of the main creditor markets have authorized the exchange transaction according to the most recently proposed amendments; such markets are the US, Europe, Japan and Argentina. Additionally, the Government has announced the schedule of the exchange transaction as follows: on January 12, the exchange offer was presented in Buenos Aires, on January 14 the exchange process was kicked off and the closing date is expected to be February 25. The results are to be announced on March 14 and the new securities are scheduled to be delivered on April 1. For a start, the government reached an understanding with the domestic institutional creditors (Pension and Retirement Management Funds (“AFJPs”), Mutual Funds (“FCIs”), Insurance Companies and Commercial Banks) for them to accept the official offer and elect the Quasi-Par Bond, which assures a minimum threshold of initial acceptance of over 30%. In the framework of the extraordinary sessions held by the National Congress, the National Executive Branch has submitted a bill to prevent the re-opening of the bond exchange process in order to admit bonds that failed to submit to the exchange process. The Upper House of Congress approved the bill on February 4, 2005 and the Lower House approved it on February 9, 2005.

     Anyhow, despite the persistence of the default and the non-regularization of several areas in the economy, the domestic activity continues recovering at a fast pace. In 2003 the real Gross Domestic Product (“GDP”) increased by 8.8% per annum and in the first nine-month period of 2004 the real GDP also rose at the same pace: 8.8% per annum, and stood at absolute levels very close to those recorded at the time of economic growth occurred in 1998. In addition, the manufacturing sector (as measured by the Monthly Industrial Estimates prepared by the INDEC) grew by 10.7% in 2004 while public utilities (as measured by the Summary Public Utilities Indicator also prepared by the INDEC) have risen by 26.3% during the first eleven-month period for the same year. Inflation is also under control; retail prices measured by the Consumer Price Index (“CPI”) increased by 6.1% in 2004, while wholesale prices measured by the Wholesale Internal Price Index (“WIPI”) increased by 7.9% during the same period. However, it should be stressed that the increase in public utilities rates has not been at all significant (selective process targeted at large consumers) and the agreements to curb the price of fuels is still in force. Given this scenario, the purchasing power of wage earners and the level of confidence shown by consumers started to recover compared to the depressed levels recorded during the crisis.

     The employment situation continues to improve. The unemployment rate was 13.2% during the third quarter of 2004 (-1.6% with respect to second quarter of 2004), falling down from levels of over 20%. But the increase in the activity rate, i.e., the population that enters the labor market looking for a job, is the main reason for the slow-down in the declining trend that has been shown by the unemployment rate in recent quarters. In contrast, the social situation does not show significant improvements compared to the economic activity. Poverty still stands at very high levels close to 44% of total population and indigence at levels of about 17%. Unemployment and public insecurity continue to be the two main demands of Argentine society, but the latter, together with the picketer conflict are the ones that have increased the most during the last quarters.

     As far as the main financial variables are concerned, the situation seems stabilized despite the volatility resulting from the special relationship that the government keeps with the credit entities and the difficult debt restructuring process. The dollar exchange rate remains at about $ 2.95 and latest fluctuations ranged from $2.95 to $3 per U.S. dollar. Capital outflows continue to revert, though at a slower pace than in the past, which may be to some extent due to the decrease in residents’ capacity to save hard currency. Although the MerVal index remained depressed because of the uncertain economic policy, it closed 2004 on the verge of 1,400 points, increasing by 27% in USA dollars during the year. The liquidity excess continues flowing to the emerging markets, in particular to investments in government securities and shares. Interest rates remain at low values, even at negative levels in real terms. The excess liquidity resulting from the increase in deposits and the slow pace in the expansion of loans generates low needs of funding in the local financial system. In addition, the issuance of Bills and Notes by the Central Bank of the Argentine Republic (“BCRA”) aimed at sterilizing the continuous issuance of currency continues to fix reference interest rates at low levels. Still, money supply margins have started to narrow and a tightening in monetary policy appears as the most probable future scenario.

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Regulatory framework

➢ Tariff Renegotiation

     The Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indices and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in Pesos at the $ 1 to US Dollar 1 exchange rate. Furthermore, Section 9 of this Law authorized the National Executive Branch (the “PEN”) to renegotiate the above contracts taking into account the following criteria in relation to public utilities: a) the impact of tariffs on the competitiveness of the economy and the distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies (see Note 10.1 to the Company’s individual Financial Statements).

     On February 12, 2002, the PEN, by means of Decree No. 293/02, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Given this situation, it was established that proposals for the renegotiation of the agreements had to be submitted to the PEN within a 120-day period after the Decree took effect. The Company has complied with the information requirements imposed by the Government, which included the submission of proposals to overcome the emergency situation.

     Subsequently, and pursuant to Decree No. 1,839/02, dated September 16, 2002, the PEN extended for a period of 120 business days, as from the expiration of the term established pursuant to Decree No. 293/02, the term for the Economy Ministry to submit to the National Executive Branch the proposals for the renegotiation of the agreements covered by the provisions of Section 8 of Law No. 25,561.

     In the opinion of the Company’s Management and its legal counsel, the deep changes in the Argentine economic model experienced since early 2002, which included the enactment of the Economic Emergency Law, the devaluation of the Argentine Peso in relation to the US Dollar, the increase in internal prices and the re-denomination of tariffs into Pesos, are to be considered extraordinary economic events that significantly modified the economic and financial equation, therefore allowing the introduction of changes in the tariff regime to adjust to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services.

     The Transfer Contract provides for the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also establishes a compensation to be paid by the Argentine Government when there are extraordinary events, including actions and decisions of the Argentine Government such as a freezing on tariffs or price controls, as well as the procedures to be followed to collect such compensation.

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     As already indicated, the proposal submitted by the Company to the Government consists in the reestablishment of the tariff regime stipulated in the Transfer Contract, which contemplates Peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the US Dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the US Dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Decree No. 2,585/91. In addition, and based on the above, the Company proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

     Pursuant to Resolution No. 62/03, dated January 31, 2003, there was a further extension in the term of sixty business days as from the expiration of the term established pursuant to Decree No. 1,839/02.

     On January 23, 2003, the National Executive Branch issued the decree of necessity and urgency No. 120. Pursuant to this decree, the PEN is now authorized to establish – on an interim basis and until the conclusion of the process to renegotiate public utilities concessions and licenses as set forth in Sections 8 and 9 of Law No. 25,561- interim tariff revisions or adjustments for these contracts, as may be deemed necessary or advisable for the purpose of ensuring the continued availability, safety and quality in the supply of such public utilities. Such tariff revisions or adjustments shall be included in the renegotiation process mentioned and are to be taken into consideration upon drafting the agreements reached with the companies that were awarded the concessions and licenses of public utilities.

     Additionally, Decree 311/03 provided for the creation of a Renegotiation and Analysis of Public Utilities Agreements Unit, reporting to the Ministries of Economy and Production, National Planning, Public Investment and Services. The referred Unit has been entrusted with the mission of proceeding with the renegotiation process, signing the agreements reached subject to the approval of the PEN, submitting proposed regulatory provisions relating to potential temporary price and tariff adjustments or other contractual clauses and drafting a legislative proposal to establish a general regulatory framework for public utilities.

     On May 20, 2004, the Company, Telecom Argentina S.A. and the Argentine Government signed a memorandum of understanding pursuant to which the parties confirmed their intent to reach a final contractual renegotiation agreement prior to December 31, 2004, which eventually did not come to happen. In addition, they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004 and to implement the actions necessary for: (i) the development of services aimed at the beneficiaries of the Head of Household Plan and for pensioners who do not have a telephone line and, (ii): the promotion of Internet access in provincial centers at discount prices. Lastly, the memorandum of understanding ratified tax stability for the contracts.

     Pursuant to Section 11 of Law No. 25,790, which came into force on October 21, 2003, the term to renegotiate the agreements for public works and utilities established pursuant to Section 8 of Law No. 25,561 is to be extended until December 31, 2004. The national emergency situation was extended until December 31, 2004 pursuant to Law No. 25,820. In both cases, the enactment of Law No. 25,972 introduced a further extension in terms until December 31, 2005.

     As of the date of issuance of these financial statements, the Company’s Management is unable to forecast the final outcome of the renegotiation process set forth in Law No. 25,561, or the tariff scheme to be implemented in the future, which might fail to maintain the value of tariffs over time, as measured in US Dollars or in constant Pesos, on the basis of past and potential future increases in the general price level (N.G.P.). In the opinion of the Company’s Management and its legal counsel, in accordance with the general principles of administrative law, as applicable to the Transfer Contract, the Tariff Scheme and the List of Conditions, future tariffs should be established in such a level as to cover sufficiently the costs, in order to preserve a regular, continuous and efficient supply of a public utility such as the telephone public service within the legal framework governing the Transfer Contract. If, as a result of the re-negotiation mentioned before, future tariffs evolve at a

Unaudited Information

pace dramatically lower than the value established in the Transfer Contract, the Company’s financial condition and future results might be significantly and adversely affected.

➢ Argentine Telecommunications Congress

     At the initiative of the Chairman of the communications commissions of the upper and lower Houses of Congress and the Secretary of Communications, the Argentine Telecommunications Congress was held in November 2003. The Congress was entrusted with the mission of carrying out an in-depth analysis of the issues of concern to the various sectors of the telecommunications industry, starting with a broad-based invitation to industry representatives so that the opinions expressed in the framework of the Congress may be reflected in a communications legislative proposal. The sessions of the Congress were held through seven working commissions, each one dealing with a pre-established agenda. In the course of each session, participants either expressed their opinions on the issues included in the agenda or submitted their papers in writing. Once the Congress came to an end, each commission prepared a report describing the issues in which consensus was reached as well as those in which no consensus was reached. Although according to expectations a telecommunications proposal would be prepared in the course of 2004 to be submitted to the consideration of the Legislative Branch, that did not happen.

➢ Public Utilities Legislative Proposal

     On August 24, 2004, the PEN sent to the National Congress a proposal whose purpose consists in establishing a general regulatory framework for the supply of public utilities. Given that the proposal is intended to establish general framework conditions, it does not identify the sectors that would be covered by its scope, whose determination would be subject to the enactment of specific legislation. The Proposal defines public utilities as a service that is supplied by the public administration either directly or indirectly to satisfy a public interest necessity, and provides that the National Government has exclusive authority to supply public utilities per se or through third parties.

     The Proposal seeks to introduce substantial changes in the regulatory framework under which the Company currently supplies its services. Should it finally become a law, it might be applicable to the renegotiation of public utilities contracts (see Note 10.1) . The Proposal includes provisions relating to the supply of services by private providers, always in the form of concessions, licenses or permits for specific terms, and establishes that the assets assigned to the supply of the services must be transferred to the State upon the expiration of such term. At present, the Company renders its services under a perpetual license and has the title to the assets assigned to the supply of the services.

     In addition, although the Proposal states that tariffs must give the service supplier the chance to obtain a reasonable return on invested capital, it grants certain powers to the State that in practice could affect significant aspects such as tariffs (revenues) and service supply conditions, besides allowing it to impose investment obligations, the requirement that the private supplier must assume a portion of the cost of preferential tariffs charged to certain categories of users (the so-called social tariff), “rescue” the supply of service for public interest reasons without any default in the discharge of obligations by the supplier, etc.

     At this stage, the Company cannot anticipate whether the Proposal will be enacted as currently drafted or in any other way that could have a greater or lesser impact on the conditions and framework under which the Company currently operates.

     The financial statements consider the effects derived, and those projected, by the Company’s Management, from the regulations enacted as of the date of issuance. The effects of any additional regulations that may be implemented shall be considered at the time they are enacted in their final form and once they are part of the regulatory framework in force and applicable to the Company’s operations.

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Corporate Governance Framework

➢ Good Corporate Governance Practices

     Aware of the significant conceptual and regulatory progress made in modern corporate governance rules and standards, both in the United States and in Argentina, and recognizing the need to be aligned with the worldwide objectives of the Grupo Telefónica at the global level, the Company’s Board of Directors has implemented the following Good Corporate Governance actions.

The overriding principles of corporate governance at Grupo Telefónica are:

(i)	The maximization of the Company’s value in the interest of its shareholders,
(ii)	The crucial role of the Board of Directors in the Company’s management and administration, and
(iii)	Transparency of information in the company’s relationships with employees, shareholders, investors and customers.

•	Audit Committee

Pursuant to the provisions set forth in the Regime of Transparency in Public Offerings as approved by Decree No. 677/01, companies whose shares are listed in stock exchanges are required to create an Audit Committee. The Audit Committee is to hold sessions jointly with three or more members of the Board of Directors, whose majority must be made up by independent directors according to the criteria determined by the National Securities Commission.

Pursuant to the above, the Board of Directors of Telefónica de Argentina S.A. resolved to:

1.	Create the Audit Committee as set forth in the Regime of Transparency in Public Offerings as approved by Decree No. 677/01 and General Resolution No. 400/02 of the National Securities Commission.

2.	Designate Messrs Alfredo Jorge Mac Laughlin, Guillermo Harteneck and Luis Ramón Freixas Pintos as members of the Audit Committee. They are all independent directors.

3.	Determine that the Audit Committee is to start holding sessions on May 28, 2004.

On June 14, 2004, the Audit Committee resolved to approve its Charter and on July 27, 2004 it approved its Action Plan for the fiscal year.

As a preliminary measure, on December 17, 2002, the Board of Directors had created an Audit and Control Committee. It was an interim committee and its term of office expired as soon as the Company, in accordance with the provisions set forth in Decree No. 677/01, set up the Audit Committee.

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•

Disclosure Committee

The Disclosure Committee is responsible for receiving, classifying and reviewing all corporate information in order to determine that which is to be released to the markets and arranging it in accordance with the features, terms and scope set forth in the local and foreign laws applicable to the Company. The Disclosure Committee’s sessions and powers are governed by its internal regulations.

•

Market Disclosure Rules

Along with their statutory obligations, Telefónica S.A. and Telefónica de Argentina S.A have assumed a transparency commitment towards their shareholders, investors and the market in general, with a view to positioning Grupo Telefónica as the forerunner in transparency policies.

With this objective in mind, on August 8, 2003 several rules were issued that set the basic principles for information disclosure control systems and processes aimed at ensuring that the Company’s material information is known by its top executives and management team, establishing also the mechanisms for conducting periodical evaluations of the effectiveness of those processes and systems.

•

Internal Rules of Conduct on Negotiable Securities

The Company has established internal rules of conduct on negotiable securities for the purpose of restricting the execution of transactions involving negotiable securities of the Grupo Telefónica by the top management and other employees with access to inside information. These rules provide: a) duties to disclose personal deals; b) the prohibition to make deals related to inside information; c) treatment as confidential information.

•

Rules on Registration, Reporting and Monitoring of Financial Information

On March 18, 2003, the Company approved the Rules on Registration, Reporting and Monitoring of Financial and Accounting Information, aimed at: a) maintaining control levels that ensure that the transactions and amounts included in the Company’s financial statements are adequately reflected; b) maintaining any necessary processes to ensure that financial and accounting information is complete; c) carrying out adequate processes that ensure that the financial information is furnished and known by the members of the organization responsible for each relevant aspect; d) defining and delimiting the responsibilities of each level within the organization regarding the reliability of the information that is publicly disclosed and applying such mechanisms as necessary to assure the confidence of investors and other users of the information; e) establishing the mechanisms and principles necessary to maintain, to the extent permitted by the applicable laws, uniform accounting practices and criteria in the whole Grupo Telefónica; f) seeing and controlling that the transactions made among companies of the Grupo Telefónica are adequately identified and reported; g) maintaining adequate supervision processes that ensure the permanent effectiveness of the financial information registration, disclosure and monitoring system, identifying and correcting any potential deficiency or failure.

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•

Internal rules of conduct for the Finance and Accounting areas.

According to these rules, the Chairman and the General Manager of the Company, as well as the executive managers in charge of finance and accounting, must follow certain behavior guidelines such as: (i) preventing real or apparent vested interest conflicts in their personal or professional relationships, (ii) complying with regulations imposed on securities markets, especially the provisions referred to the use of inside information and market manipulation, (iii) acting on the basis of loyalty to the Company and its shareholders, irrespective of their own or third party interests in the event of a vested interest situation, (iv) acting with due diligence and loyalty, duly complying with internal control rules in order for information disclosed to the markets to be timely, complete, faithful, truthful, accurate and clear to ensure the protection of the interests of investors and compliance with the requirements imposed by the market in which the securities are listed, and (v) honoring the commitments to maintain as confidential the information that they may access in the discharge of their duties.

CORPORATE ISSUES

History and equity ownership

     The Company was organized in Argentina as a stock corporation (“sociedad anónima”) on April 23, 1990, under the name Sociedad Licenciataria Sur Sociedad Anónima, for a period of 99 years. The organization of the Company was filed for registration with the Argentine Public Registry of Commerce on July 13, 1990. Its present corporate name was filed for registration on December 3, 1990.

     Telefónica de Argentina’s corporate stock is represented by common book-entry Class A and Class B shares, each with a Ps.1.00 face value. All Class A shares, representing 62.53% of the Company’s stock, are owned by Compañía Internacional de Telecomunicaciones S.A. (“COINTEL”) and their transfer is subject to regulatory approval. The remaining 37.47% equity in the Company is represented by Class B shares.

     The Company’s principal executive office is located at Ingeniero Huergo 723, Ground Floor, (C1107AOH) Buenos Aires, Argentina. Its telephone number is (++5411) 4332-2066.

     As of the date of this report, Cointel owns a 64.83% equity interest in the Company through its holding of all of the Class A shares, representing 62.53% of capital stock, and 40.2 million Class B shares representing a 2.3% of capital stock. In turn, Cointel is owned by three affiliates of the Spanish international media and telecommunications company Telefónica S.A. that collectively own the entire capital stock of Cointel. These three affiliates are Telefónica International Holding B.V. (“TIHBV”, with a 37.3258% interest), Telefónica Holding de Argentina S.A. (“Holding”, with a 50% interest), and Telefónica Internacional S.A. (“TISA”, with a 12.6742% interest).

     In addition, TISA owns a 32.25% equity interest in the Company represented by Class B shares and TIHBV holds Class B shares representing a 0.95% equity interest. Class B shares representing an aggregate 1.96% interest in the Company are held by minority shareholders and are listed on several Argentine exchanges and the New York Stock Exchange.

Unaudited Information

     The Company is a licensed supplier of fixed-link public telecommunications services and basic telephone services in Argentina. Applicable regulations define basic telephone services as both (1) the supply of fixed telecommunications connections which form part of the public telephone network or are connected to such network, and (2) the provision through these links of local, domestic long-distance and international telephone voice services. The Company’s license is perpetual, as it has been granted for an unlimited period of time.

➢ Shareholding structure

The Company’s shareholding structure as of December 31, 2004 as follows:

(1) Treasury shares arising from payment of fractionary interests to minority shareholders. Exchange date: December 12, 2001

Dividend Policy

     The declaration, amount and payment of dividends are determined by a majority vote of the holders of the Company’s common stock on recommendation of the Company’s Board of Directors. Because COINTEL is the majority shareholder of the Company and can appoint the number of directors necessary to prevail in the Board, it can recommend and approve or disapprove the declaration, amount and payment of dividends, subject to the availability of profits and the customary legal restrictions contained in Argentine law.

     Under a shareholders’ agreement dated April 21, 1997, THA and TISA had agreed to cause Cointel, the Company and their subsidiaries to distribute to their respective shareholders the maximum portion of their earnings, respectively, for each fiscal year to the extent permitted by applicable laws and any financial agreements and debt instruments to which they may be subject. The distribution of these dividends was further contingent upon (i) such distributions being advisable as a matter of prudent business judgment; (ii) sufficient funds being available, and (iii) there being no significant restrictions on the ability of any of these companies to raise funds in the financial markets.

     The following table presents information on annual cash dividends paid for each indicated fiscal year since December 1, 1991.

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Date of payment	% of equity	Total US$ (1) payment	Banco Nación rate of exchange (on payment date)
December 18, 1991	1.15% (2)	27,111,420	1.000
March 17, 1992	1.15% (2)	27,111,420	1.000
June 11, 1992	1.15% (2)	27,111,420	1.000
September 11, 1992	1.25% (2)	29,351,059	1.000
December 22, 1992	1.40% (2)	33,005,207	1.000
March 19, 1993	1.50% (2)	35,362,721	1.000
June 11, 1993	3.40% (2)	80,155,502	1.000
January 5, 1994	3.75% (2)	88,406,803	1.000
June 3, 1994	4.10% (2)	96,658,106	1.000
December 22, 1994	4.80% (2)	113,160,708	1.000
May 3, 1995	5.15%	121,412,010	1.000
December 22, 1995	5.15%	121,412,010	1.000
May 17, 1996	5.15%	121,412,010	1.000
December 27, 1996	5.15%	121,412,010	1.000
July 15, 1997	5.44%	128,248,802	1.000
December 12, 1997	5.75%	135,557,098	1.000
July 8, 1998	7.00%	149,878,334	1.000
December 23, 1998	7.00%	149,861,376	1.000
July 21, 1999	7.00%	149,858,916	1.000
December 7, 1999	7.00%	149,858,916	1.000
August 8, 2000	7.00%	149,858,916	1.000
March 29, 2001	7.00%	149,858,916	1.000
November 8, 2001	7.00%	149,858,916	1.000

(1)	Stated in US dollars (US$ as of dates of payment)
(2)	Adjusted for capitalization.

➢ Listing

     The stock of Telefónica de Argentina S.A. has been listed on the stock exchanges of the Argentine cities of Buenos Aires, La Plata, Córdoba, Rosario, and Mendoza since December 26, 1991.

     Its stock is also listed since March 8, 1994, on the New York Stock Exchange (NYSE) through ADSs representing 10 Class B shares each. The shares are identified with the “TAR” ticker symbol.

     Telefónica de Argentina S.A.’s options are currently listed on the Buenos Aires Stock Exchange, the New York Stock Exchange, the American Stock Exchange, the Chicago Board Options Exchange, and the Pacific Stock Exchange.

      High and low stock quotes on the Buenos Aires Stock Exchange for the latest nine years are as follows:

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Fiscal year	High $	Low $
1996	3.42	1.97
1997	4.02	3.37
1998	3.90	1.95
1999	3.24	2.58
2000	4.93	2.43
2001	3.73	0.75
2002	2.80	0.80
2003	3.05	1.14
2004 1st quarter	3.90	2.70
2004 2nd quarter	3.03	2.00
2004 3rd quarter	2.38	1.95
2004 4th quarter	2.64	2.00

Business organization

     Corporate decision-making at of the Company relies on an internal division into functional, geographic, customer, or business unit departments and process standardization and operation as set forth in written procedures, to allow for and ensure the coordination of tasks and functions across the organization.

     In conjunction with authority delegation and decentralized decision-making, control procedures are in place to maximize goal setting and attainment and ensure dynamic operations in keeping with the style of a high-technology, mass service provider.

     In order to assess the effectiveness of internal controls over financial reporting, the Company has in place a general model of assessment. It includes a specific review of the main processes affecting financial reporting in two phases: a preliminary assessment to identify the Company’s processes feeding critical accounts and during which a preliminary analysis is carried out by identifying control activities currently applied, those that are necessary and those that are not still being implemented, as well as those that though currently applied are not reflected in the documented description of processes, followed by proposals for improvement in the design of existing controls. The second phase, assessment proper, verifies that the controls established in the prior phase are properly operational and proposes actions and improvements in internal control.

     In the area of internal control, a number of cross-related functions have been designed that, acting synergically, contribute to the achievement of goals set in accordance with the overall policies designed by senior management.

     Based on this multi-directional managerial approach that combines planning, administrative procedures, information technology and communications systems, personnel evaluation, and management and quality control, we have created a sound internal control system that provides reasonable certainty as to the attainment of our corporate goals: efficient operations, reliable financial information, and legal and regulatory compliance.

Unaudited Information

Organizational Chart

(1) On February 9, 2005, the Company announced the unification of these Departments, to be headed by María Fernanda Torquati.

Unaudited Information

Directors and committees of Telefónica de Argentina S.A.

☐ Regular Directors		☐ Supervisory Committee

Mario Eduardo Vázquez	Chairman	Statutory auditors
José María Alvarez Pallete	Vice chairman	Santiago Carlos Lazzati
Juan Ignacio López Basavilbaso (1)		Edgardo Alejandro Sanguineti
Guillermo Pablo Ansaldo (1)		Eduardo Luis Llanos
José Fernando de Almansa Moreno-Barreda		Alternate statutory auditors
Alfredo Jorge Mac Laughlin
Guillermo Harteneck		Jorge Héctor Martínez
Luis Ramón Freixas Pinto		Roberto Aníbal Oneto
María Cristina Sobbrero
☐ Alternate Directors

Jaime Urquijo Chacón		☐ Audit Committee
Carlos Fernández-Prida
Gaspar Ariño Ortiz		Alfredo Jorge Mac Laughlin
Javier Benjumea Llorente		Guillermo Harteneck
Juan Carlos Ros Brugueras (2)		Luis Ramón Freixas Pinto
Javier Delgado Martínez (2)
Manuel Echanove Pasquín (3)
Juan Jorge Waehner (3)

☐ Board Secretary

Manuel Alvarez Trongé

(1) On December 13, 2004, the Company’s Board of Directors accepted the resignation of the regular directors Eduardo Fernando Caride and Antonio Viana Baptista and designated alternate directors Juan Ignacio López Basavilbaso and Guillermo Pablo Ansaldo to replace them. Prior to their appointment as regular directors, alternate directors Juan Ignacio López Basavilbaso and Guillermo Pablo Ansaldo resigned to their offices as alternate directors in representation of Class B shares and were subsequently designated alternate directors in representation of Class A shares. This designation was decided at the extraordinary unanimous Class A shareholders’ meeting held on the same date.

(2) On December 13, 2004, Mr. Javier Delgado Martínez was appointed alternate director in the extraordinary unanimous Class A shareholders’ meeting of the same date. Mr. Juan Carlos Ros Brugueras resigned to his office as alternate director in representation of Class A shares and was appointed alternate director also at the extraordinary unanimous Class A shareholders’ meeting of the same date.

(3) On December 13, 2004, Messrs Manuel Echanove Pasquín and Juan Jorge Waehner were designated alternate directors in representation of Class B shares by the shareholders’ meeting.

➢ Appointment of independent directors

Telefónica de Argentina S.A. currently has three regular members of the Board who meet the independence requirements established by the National Securities Commission. These directors are members of the Audit Committee.

Unaudited Information

Executive management

•	Corporate Division

	President	Mario Eduardo Vázquez
	Director, Purchasing	Roberto Kalbermatter
	Director, Corporate Security	José Luis Rodríguez Zarco
	Director, Corporate Finance	Angel Jiménez Hernández
	Director, Human Resources Corporate	Marcelo Melamed
	Director, Institutional Relations and Communications	Rafael Ibañez Martínez
	Director, Internal Audit Corporate	Manuel Neira Montes
	Director, Fundación Telefónica	Carmen Grillo
	Secretary General	Manuel Alvarez Trongé

•	Fixed Telephony

	General Manager	Juan Jorge Waehner
	Director, Residential Business Unit	Fernando Luis Fronza
	Director, Network Operations	Rodolfo Enrique Holzer
	Director, Preferential Business Unit	Pablo David Lucena
	Director, Wholesale Business Unit	José Luis Aiello Montes
	Director, Finance and Management Control	Juan Ignacio López Basavilbaso
	Director, Strategy and Regulatory Matters	José Luis Aiello Montes
	Director, Human Resources	Rafael Pablo Bergés
	Director, Organization and Information Systems (1)	Raffaele Loiacono
	Director, Commercial Operations (1)	María Fernanda Torquati
	Director, Legal Affairs	Alejandro Lastra

     (1) On February 9, 2005, the Company announced the unification of these Departments, to be headed by María Fernanda Torquati.

Directors and executive management compensation

     The compensation of the Board of Directors is determined and approved by the shareholders’ meeting after the end of each fiscal year.

     The compensation of executive managers is determined in accordance with a dual policy providing for fixed and variable compensation. The fixed portion of compensation is proportional to the responsibility that is inherent in a certain position and compensation paid for similar positions on the market. The variable portion of compensation is hinged on performance, and is proportional to the extent to which certain predetermined goals have been achieved throughout the year.

Human Resources Management

     In the course of 2004 and with a view to accompanying the Company’s commercial strategy focusing on the deployment of broad band services, Human Resources aligned its actions along two axes. The first was directed at the reorganization of activities intended to attain the goals set, manage talent, maintain personnel abreast of emerging technologies and improve the workplace environment. And the second axis was directed at actions and initiatives for the purpose of embracing the cultural transformation brought about by the Customer Commitment Program. Another major activity consisted in strengthening opportunities to facilitate communication, channel the personnel’s innovating ideas through the Pentathlon Program with the involvement of top executive managers and all managerial levels, meetings in auditoriums, breakfasts or lunches with all the personnel as well as the participation of the Steering Committee and the Company’s managerial levels in the so-called “service day” sharing with employees the day-to-day customer service activities.

Unaudited Information

     The Customer Commitment Program, launched throughout Latin America to lead the actions and initiatives aimed at the cultural transformation sought by the Program, was consolidated through a focus on training and communication

     The Company also strengthened its e-learning methods: throughout the year, 24,000 hours of tutored e-learning sessions were held, with the participation of 2,300 employees. There was also an increase in the number of employees who resorted to the self-teaching tools (with no tutoring). E-learning courses cover various issues, such as information technology to be used in the office, technical courses, development of commercial and management skills and others.

     One of the core issues in human resources management has been Talent Management. The programs implemented in prior years (Director Talent, Executive Manager Talent, Professional Talent) were enriched by a new edition of the programs High Potential Young Professionals (bi-annual program) and Outstanding Collective Bargaining Agreement Personnel. The strength offered by the identification of the program and its implementation lies in two increasingly frequent practices that are having a major impact in the Company’s culture for the purpose of bridging the gap between the “desired culture” and the “existing culture”. These practices consist in the feedback interview in relation to performance, held between team leaders and team members, increasingly frequent and fully beneficial, and identification by consensus, based on achievements and potential, of the employees who represent the Company’s differential talents.

     In regard to personnel’s professional development, the Company strengthened the process that offers development opportunities within the Company by facilitating personnel rotation inside the Company. In relation to support and incentives to professional development, the Company granted 60 post-graduate scholarships in leading business schools and educational institutions of Argentina and 4 Fundación Carolina scholarships to study abroad.

     On the understanding that a good environment in the workplace is of the essence for development and growth and for the benefit both of the Company and of each one of its employees, Telefónica implemented once again its annual process of workplace environment management assessment. This survey measures satisfaction among employees and identifies improvement opportunities across the Company. In addition, Telefónica participated for the second straight year in the local issue of the Great Place to Work survey. The outcome of the survey allowed the Company to be ranked, for the first time, among the “Best companies to work for in Argentina” in the year 2004.

     In the framework of the cultural transformation front deployed at Telefónica, the Company has implemented a process optimization methodological tool, Six Sigma. This tool is based on two key cornerstones such as an increase in the quality perceived by customers (satisfaction) and the economic benefits resulting from the improvements in processes in order to supply fault-free products and services. The implementation of this tool aims at a transformation in the manner in which we think, implement and control our activities, providing them with the order and discipline necessary for increased efficiency.

     For the purpose of streamlining the compensation method applied to personnel not covered by bargaining agreements and linking it to the contribution of personnel to the organization, in the course of 2004 the Company completed the assessment of all the positions not covered by the bargaining agreements across all the departments at Telefónica (fixed telephony unit). Additionally, the model applied in Argentina has been adopted by other Group companies in Latin America to assess their own senior executive positions.

     As regards our relationships with the trade unions, after the direct action measures adopted by FOETRA, Buenos Aires Chapter, FOEESITRA, UPJET and FOPSTTA in December 2004, agreements were reached in relation to salary increases ranging from approximately 11 to 16%.

Unaudited Information

     In terms of on-the-job safety, the implementation of the Training Program is well underway. During 2004, 2,200 employees participated in the Program. The Safety Program in Network Management was completed and the Improved Workplace Environment and Conditions Program is still ongoing in the Residential Business Unit. In addition, the Company started with the implementation of Fall Protection and Electrical Hazard Procedures throughout the Company, a program scheduled to continue in the course of 2005. As regards environmental safety, and in line with the Company’s Social Responsibility principles, in 2004 the Company implemented actions intended to analyze the environmental impact caused by telecommunications activities.

Telefónica in the Community

     Telefónica contributes to social and cultural activities through Fundación Telefónica, which designs and implements programs that are either its own or created in synergy with the Company’s different business lines, for the purpose of generating a measurable and long-lasting change in society. Created in 1991, the Foundation saw an increase in its activities towards mid-1999 and as from 2002 it has been intensifying efforts to adjust its actions to the sensitive social situation prevailing in Argentina. Its main goal is the development of social, educational and sanitary applications, on the understanding that the new technologies are also an aspect of social progress. Due to the transversal nature of telecommunications, the scope of performance of the Fundación Telefónica is wide and covers education, telemedicine and disability and social promotion and culture as well.

     As the society’s urgent demands exceeded the efforts of non-governmental organizations (NGO) nationwide, the Foundation focused on contributing to their satisfaction through the joint undertaking of projects, the support of initiatives and the spreading of its activities. The Foundation works jointly with other entities on the Civil Society Comprehensive Development Program, which provides technical and consultancy assistance and tools to non-governmental organizations to help professionalize management of their human resources. This space, within the social promotion area, was born out of an alliance between the Córdoba Catholic University’s Business Management School (ICDA) and the Minetti Foundation.

     As part of the Program to promote activities for the benefit of the social sector, this is the third year in which the International Solidarity Network (RIS) portal (www.risolidaria.org.ar) has been informing on its national and international social, solidarity and volunteering actions. With the exact same purpose, but broadcast on TV, “El país que despierta” runs on Canal 7, Argentina and its aim is to spread and foster the actions undertaken by the welfare organizations existing in Argentina. Another initiative, on the radio, is “Solidaridad al día”, broadcast on radio Continental (AM 590).

     One of the current initiatives is the Corporate Volunteering Program, which gives employees the opportunity to channel their solidarity spirit. This Foundation Program trains staff in the subject they will work on or in the institution that they will support, in technical assistance for project design and follow-up, volunteering, management support and momentum to create a network of volunteers in each business area or line within the Company. Grupo Telefónica’s Corporate Volunteering Program in Argentina is coordinated by Fundación Telefónica de Argentina, through its Social Promotion and Cooperation Department. It comprises 680 employees who, on a voluntary basis, carry out social projects in line with the objectives of the Foundation. There is a Volunteer Coordinator in each Business Unit. With a view to improving coordination and optimizing the number of hours devoted by volunteers to the Program, five working committees have been created: Campaign Committee, Training Committee, Project Assessment Committee, Communications Committee and Emergency Situations Committee.

Unaudited Information

     In the field of education, we must highlight the EducaRed portal (www.educared.org.ar), a major education portal targeted at teachers and students of primary and secondary schools whose goal consists in fostering the inclusion of new communication and information technologies in schools. EducaRed has already become a point of reference in its own right as a source of information, tools, updating proposals and spaces for the development and exchange of educational experiences powered by the use of new technologies. Proof of this leadership is the outstanding increase in the number of users visiting the portal each month during 2004, which went up from almost 18,000 at the beginning of the year to almost 100,000 in December, with a peak of 117,161 in November, which indicates a 651% increase in hardly 11 months.

     Among other actions, in the Telemedicine and Disabilities area, a series of Internet courses were developed together with the DISCAR Foundation to be delivered to persons with mental, motor and hearing disabilities for them to be familiarized with the manners in which employment offers can be accessed in the Web for a real employment search.

     In conjunction with the AMAR Association, a series of Insight Workshops were organized for the siblings of persons with disabilities in order to legitimate their feelings and generate change agents to facilitate and improve the integration of persons with disabilities in their family environment. Also in this framework, a book was published “Los hermanos de personas con discapacidad: una asignatura pendiente” (Siblings of the disabled: a subject not yet approved), written by Blanca Núñez and Luis Rodríguez, two professionals with vast experience in the subject and whose publication was sponsored by Fundación Telefónica. The 5,000 books published were distributed at congresses, meetings and sessions throughout the country.

     Regarding the cultural area, the Espacio Fundación Telefónica was inaugurated this year, which stands as a new integration point between the artistic and cultural expressions. Open to the community and at its service, it provides the highest multimedia technology applied to education, health, solidarity, visual arts and experimentation, among other areas

     The Espacio Fundación Telefónica, domiciled at Arenales 1540, Buenos Aires, is open to the public (free entrance and tickets) from Tuesdays to Sundays, between 2:00 PM and 8:30 PM.

     The actions undertaken by the Telefónica de Argentina Foundation may be consulted at the following Internet address: (www.fundacion.telefonica.com.ar).

ATIS Project

     Since 2004, all Telefónica Latinoamericana (Latin America) carriers have been working with a common goal, that is, the development and implementation of the ATIS Project.

     ATIS is a system for commercial assistance, invoicing and collection, designed on the basis of a single working methodology for all carriers, which includes the best practices and will affect the most critical business processes. This system will support the management of over 30 million clients across Latin America and will exert direct influence on the efficiency of activities and daily processes of over 13,000 employees.

     As regards Argentina, ATIS (invoicing and collection modules) has been in the production phase since December 17, 2004, the date of kick-off for billing operations using the new system. Throughout 2005, the Company will proceed to a step-wise implementation of processing activities for the remaining invoicing cycles based on a pre-established plan.

Unaudited Information

SERVICE AND MARKET SEGMENTS

Residential customer services

     Conditions in Argentina during 2004 showed a vigorous macro-economic rebound which allowed the Company to develop strategies based on an increasingly dynamic commercial scenario.

     The basic objective underlying the operations for the year was the creation of value for customers, shareholders and human resources, seeking thereby to generate profitable and sustained growth focusing mainly on the customer. Therefore, operations for 2004 were conducted in the framework of the Customer Commitment Program led by Telefónica Latinoamérica. This program requires the Company to become a customer-oriented organization. The commercial actions implemented focused mainly on: management of existing customers, which led to an increase in the number of new customers and to the maintenance in the churn levels (customer portfolio turnover); sales of prepaid minute packages; stimulation of consumption to ensure the Company’s income; penetration of value added services; competition management, both in long distance and in public telephones; and the boost in broad band services

     As regards the evolution of the Company’s existing basic telephony customers, actions were implemented in two fronts: on one hand, an outstanding number of new customers was added to the Company’s portfolio, which led to an increase in installed equipment in the region of 4% and on the other hand, intense efforts were made to induce existing customers to acquire products that ensure our level of income.

     Local telephony went hand in hand with the boom in economic growth, mainly under the influence of sales of pre-paid products and the increase in consumption, which were leveraged by a number of active existing customers that grew from one month to the other. As regards supplementary services, growth was recorded in the number of existing customers and in the level of penetration, which reached a ratio of 1.8 services by line.

     Income from broad band services saw a three-fold increase as a result of the booming growth in the number of existing customers and the actions implemented, which included: strong advertising actions which succeeding in positioning the brand, leverage of contacts in call centers, promotions, improvements in time to installation resulting both from commercial processes and technical assistance and the launch of products segmented in accordance with customers’ needs. As regards technical support and in order to improve service efficiency, major changes were introduced in the Company’s own call center and a new IVR system was implemented, all of which succeeded in attaining a higher degree of efficiency. It should be noted that the accelerated growth in the broad band Internet access market did not cause significant negative impacts in the dial-up market, where intense efforts were made to increase average customer consumption through the 0610 service with sales of traffic packages. As a result, there was significant growth across all the segments of the Internet market by generating new demand and providing service to the as yet unmet demand.

     Commercial intelligence tools, increasingly developed and streamlined, allowed the Company to attain deep customer knowledge to be applied to strategies and offers aimed at specific segments in order to increase mean income by customer, mean life and customer satisfaction.

     As regards customer service, the 110 service showed high efficiency due to the degree of automation attained in directory information. In order to provide customers with higher closeness and convenience, customer service at commercial centers underwent outstanding improvement.

Unaudited Information

     In the course of 2004, the Company launched and completed projects aimed at maintaining and adding technological tools to streamline its post-sales services. The projects implemented seek to meet the needs of each stage of the management process, including receipts of claims or fault reports, situation diagnosis, allocation, distribution, dispatch, report and close of the claim report and subsequent control. The main projects include: upgrades to the Symposium tool that seeks to guarantee continuity in call segmentation, innovations introduced in Public Telephones management (SETM); GAUDI, the system to dispatch and manage fault reports by mobile means and the major changes introduced in the 114 service, to name but a few.

Public telephones

     During 2004, the Company’s public telephones also continued to grow and recovered the levels recorded prior to the crisis. Total income from this business reflected this increase, based mainly on the booth business through a design of plans tailored to the needs of each segment.

     In this respect, the Company also designed novel promotions, whose value as perceived by customers was high, in order to stimulate traffic increases.

     As regards outdoors public telephones, the Company continued with the plan to recover its existing phones, aimed at mitigating the high level of acts of vandalism to which they are exposed. In addition, campaigns were launched to upgrade equipment and customer satisfaction by placing stickers and protection in the phone booth sides.

     These initiatives have allowed Telefónica to maintain its leadership in the market and to be the option chosen by the highest number of users.

Comprehensive corporate solutions

     In 2004, the Company renewed its leadership commitment in the telecommunications market for the large business segment by supplying services and developing communications solutions to be applied in communications and in Internet support tailored to the needs of each segment and as an aid to improve competitiveness.

     The main actions during the fiscal year were related to the implementation of a model of Customer Service and Satisfaction in the framework of the Customer Commitment Program by leveraging on the personal relationship maintained with the 1,500 companies that make up this segment. For this purpose, a new department was created, organized as “working cells” and structured in a manner similar to that of the Commercial Department, that is, based on vertical customer segments (Industry, Government, Banking, Services, the Provinces, Global). This structure permits centralization in commercial management activities and administrative and technical claims. This area also comprises a group engaged in quality and satisfaction that seeks to become “an ear for the customer inside Telefónica”, favoring the implementation of all process improvements aimed at increasing customer satisfaction

     The focus of the remaining actions consisted in managing change from a product-based organization into a customer-oriented culture also focused on innovation and value added. This was achieved by playing a pro-active leadership role in anticipating technological solutions to induce significant and sustainable improvements in the operations of customers’ businesses.

     Additionally, given the improvement in business prospects and the increase in the general level of economic activities in the business segment customers, the pace of investments has been resumed both to develop services and to work on customer loyalty initiatives for customers having equipment on loan.

     In line with these principles, the Company will continue to work on customer relationships and satisfaction with the natural customers comprised by this segment.

Unaudited Information

Preferential Business Unit

     In the framework of the Customer Commitment Program and for the purpose of attaining business growth on the basis of increased customer satisfaction, on July 1, 2004, Telefónica de Argentina created a new Business Unit, under the name of Preferential Business, whose objective is to intensify the Company’s focus on the segment that comprises Small and Medium Enterprises, Businesses and Professionals.

     This Business Unit serves over 130,000 customers and the success of the project is underpinned by the development of a comprehensive value proposition that ensures that the growing telecommunications needs of these customers are met and that customers obtain satisfaction throughout the segment.

     In this respect, the value proposition was designed on the basis of an improved segmentation of Small and Medium Enterprises, Businesses and Professionals customers, aimed at obtaining an in-depth knowledge of their true needs and in the framework offered by the new market environment.

     As a result of this segmentation, specific products, services and solutions were developed through the design of packages and offerings focused on differentiation by quality.

     The value proposition is accompanied by the development of an efficient sales architecture based on a model of incentives that are clearly aimed at customer satisfaction. And the model of customer service for the segment was designed by prioritizing an adequate level of service, both technical and commercial.

     Given all these achievements, a clear channel of communications has been established between this Business Unit and its customers with a view to achieving in coming years a position and an image that will increase the Company’s differentiation from competition.

Network services

     The network strategy for 2004 focused on strengthening customer orientation and the consolidation of our network structure. It should be noted that for the first time ever since the economic crisis in Argentina there were positive variations in lines in service. And although the size of such variations was smaller than those recorded prior to the crisis, the increase was sustained throughout the year.

     The biggest projects launched were: execution of the first phase of the fiber optics cabling to link Comodoro Rivadavia and Ushuaia, which will result in an increase in the band breadth available for the supply of various services in the different sites along the route covered (in excess of 1,400 km); doubling penetration of Asymmetric Digital Subscriber Line (ADSL) technology services to access Internet as well as massive deployments of wireless access to the network through Wireless Fidelity (WI-FI) technology. Work also started in the deployment of independent platforms aimed at improving the quality of intelligent services.

     As is customary, in all cases, it was required and verified that providers fulfill the standards associated with the impact of their activities on the environment and natural resources, as well as the relevant quality certifications. The regulations applicable to the “Compre Nacional (Buy Local Production)” policy were also fulfilled.

Unaudited Information

     As regards Latin America, intense efforts were made in the search and selection of technologies, as well as potential technology vendors. The stress was placed on the aspects related to the extension of the best practices identified in the Group’s different carriers, as well as those applied by other leading carriers thanks to the contributions made by various external consultants. All of this resulted in improvements in quality and in the control of current operating overhead expenses.

Wholesale business

     In a context of general recovery in the telecommunications market, the second half of 2004 was especially noteworthy due to strong growth in cellular telephony and broad band Internet access. The Wholesale Businesses Unit attained a significant share of the income derived from its offerings of products and services to carriers and suppliers conducting business in such markets. Additionally, as a continuation of the actions whose implementation commenced in the prior year, several agreements were renewed with the main suppliers of telecommunications services.

Long distance services

     The trend observed during the second half of 2003 was confirmed throughout 2004: traffic and income grew at the same pace as the evolution of the economy. There was also higher competition in long distance services with aggressive plans and communications focused on the drop in prices. In this caption, Telefónica continually aims at being the carrier that is most focused on the maintenance of value without leaving aside the competitiveness of its offerings.

     On top of the overall growth of the Argentine economy, 2004 will be characterized as the year of the boom in cellular services, in addition to being a milestone year in long distance services. The momentum generated by cellular telecommunications companies in the sales of new lines had unquestionable repercussions in the growth of long-distance services market.

     In contrast to the above, the market of long-distance call cards slowed down the growth observed during 2003 but allowed for an increase in the use of the local collect call alternative.

     The Company worked hard in developing differential offers, both pre- and post-paid, targeted at its different customer segments, recovering lost customers and capturing new ones. It was through these actions that it succeeded in minimizing the impact of the pressure exerted by competition as observed during the whole year and whose pace intensified as from the second half of the year, leading to a slight drop in market share.

     In the correspondent business, incoming traffic rose compared to the prior year surpassing expectations, especially in terms of quantity.

     Telefónica made huge efforts at reducing the costs associated to its call termination abroad. In this respect, Telefónica International Wholesale Services (a TESA Group company) played a decisive role as shown by the results obtained.

     A special mention must be made of the demand for international collect-call services (with higher value added) as a result of the implementation of call centers and of the new macroeconomic context in Argentina.

Unaudited Information

Publishing and interactive products; advertising

     The controlled subsidiary, Telinver, through its flagship trademark, Páginas Doradas (Yellow Pages) offers a wide range of commercial contacts, including printed and on-line (Internet) telephone directories as well as a number of vertical portals.

     In the course of this year, income derived from directory advertising saw an increase in the region of 14% compared to the prior year. This increase lied on three major cornerstones: an increase in average investment in advertising by the Company’s current portfolio of customers, a reduction in the number of lost customers and massive captures of potential customers, both former customers and new customers. As regards the marketing channel strategy, there was an increase in the use of phone channels as a tool to capture new customers.

     As regards the business of phone booth advertising, there was a 100% increase in income derived therefrom mainly due to the significant interest showed by customers who wished to display their advertisement again and a sustained demand for advertising space.

     The yellow pages website (www.paginasdoradas.com.ar) increased its subscriber base this year to over 3,300 and received 7 million visits, as was also the case during the prior fiscal year.

     As a supplement to the above, interactive telephone services boomed thanks to tailored solutions and new deals closed under the profit-sharing modality.

     Our goal for the coming year will be to increase, once again, our customer base in all business lines, through more attractive offerings and new products.

Collection Management

     In 2004, Telefónica focused its efforts on the maintenance and improvement of the delinquency levels attained during the prior fiscal year.

     The attainment of such levels was a result of the strict enforcement of service interruption schedules, calls and notices to customers in arrears, products tailored to customers’ payment capacity and history, redefinition of payment plans and sales policies based on the new commercial context.

     Additionally, personalized services in the wholesale and business units continued, and this also contributed to the attainment of the above-described results.

     Considering the commercial recovery recorded in 2004 and as a result of all the actions implemented by the Company, the indices of customers in arrears and churn (turnover in the portfolio of customers) have been highly satisfactory.

Significant variables

Unaudited Information

	30-Sept-01	31-Dec-01 (a)	31-Dec-02	31-Dec-03	31-Dec-04

Lines installed	4,535,112	4,555,122	4,561,447	4,570,739	4,615,470
Lines in service	4,294,317	4,321,020	4,182,277	4,168,825	4,328,513
Residential Internet customers (f)	133,020	112,745	94,256	101,446	93,793
Public telephones	122,063	122,665	101,552	107,529	117,028
Total headcount	9,680	9,410	8,998	8,736	8,757
Installed lines per employee (b)	468.5	484.1	506.9	523.2	527.0
Lines in service per employee (b)	443.6	459.2	464.8	477.2	494.3
Network digitalization (in %)	100	100	100	100	100
ADSL	N/A	25,462	34,410	69,336	188,840
Optical fiber cable (kilometers)	16,503	16,611	16,727	16,730	17,187
Capital expenditures in the year (c) (e)	877	209	151	186	437
Operating income (c) (e)	6,053	1,395	3,060	2,695	2,983
Net income (loss) (e)	494	(77)	(3,411)	405	(8)
Debt-to-equity ratio (c) (d)	0.9	1.0	3.0	2.0	1.7

(a) Three months ended December 31, 2001.
(b) Considering total personnel at the closing date.
(c) Non-consolidated information.
(d) Total liabilities to Shareholders’ Equity.
(e) In millions of constant pesos (see Note 2.1. to the individual financial statements).
(f) As from the year ended on December 31, 2003 Internet customers corresponding to the Small and Medium Enterprises are included due to the reclassification of customers.

ECONOMIC AND FINANCIAL ISSUES

The strategic plan

     The Strategic Plan is a tool essential for the Company to meet the objectives aimed at ensuring maximum value generation for all stakeholders (customers, employees, shareholders and the society at large). Thus, the strategy deployed by Telefónica de Argentina is defined by means of a process that involves all the areas of the Company and generates internal communication channels that encourage thorough analysis, the contribution of ideas and a creative attitude.

     In the course of 2004, Telefónica commenced a deep transformation process to achieve a fully commercial orientation that considers the customer to be a key player in growth.

     As a result, the Company’s vision focused on profitable and sustainable growth, increasingly focused on the customer through the following management priorities: driving transformation into a customer-oriented company and improving the Company’s external and internal image; effectively managing the traditional business and generating profitable growth in new services; capturing the opportunities afforded by Internet through leadership in broad band development; improving operational efficacy (by maintaining focus in cash flow generation) and closing the negotiation of the agreement with the Government in a manner such as to attain the predictability necessary to develop new investment and business plans.

Unaudited Information

Financing policy and financial position

     The Company has followed a financing policy that has combined the use of internally generated funds with the use of third-parties and majority shareholder financing. As of December 31, 2004, Telefónica’s current assets are lower than current liabilities in 1,150 million pesos, the latter including approximately 34% (US$ 200 million) of debt owed to the Company’s indirect controlling company.

     The Company’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if possible depending on the evolution of the economic situation and current economic policies, bank loans and access to capital markets. Alternatively, it would request for long-term refinancing of its payables.

     As of December 31, 2004, Telefónica has financial and banking debts for the equivalent of 3,592 million pesos, of which 2,500 million pesos are classified as non-current in the balance sheet and relate to agreements that provide for immediate settlement, after the implementation of certain steps, of the amounts outstanding in the event of default of other obligations.

     In the course of 2004, as well as in prior fiscal years, the Company achieved a gradual reduction in its stock of short-term indebtedness through a combination of partial payments and long- and short-term refinancing. As of December 31, 2004, the Company obtained new short-term loans granted by local financial entities in an amount of 120 million pesos. In addition, in May and October 2004 and in February 2005 the Company issued Negotiable Obligations for 163.3 million pesos, 200 million pesos and 250 million pesos (see Note 12. to the individual Financial Statements), respectively and now expects to make further placements in the future, which, combined with internally-generated flows as well as possible refinancing and/or other financing alternatives as evaluated by the Company, shall allow it, in the opinion of the Company’s Management, to successfully settle or refinance the remaining balance of its short-term indebtedness.

     • Global note program

     The shareholders’ meeting held on December 19, 2003 approved a global program for the issue of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion pesos or its equivalent amount in other currencies, and delegated to the Board of Directors the power to set the remaining issue conditions and to decide to request or not authorization to quote in the National Securities Commission and/or other foreign exchange markets.

     On March 22, 2004, the Company’s Board of Directors approved the main terms and conditions of the Program, whose public offering was authorized by the National Securities Commission pursuant to Resolution No. 14,779 dated April 23, 2004.

     In the course of 2004, the Company proceeded to two issuances under the Program. The first took place in May and was designated as LESEP Class, May 2005 Series. This issuance comprised the placement of $163.3 million in negotiable obligations with zero coupon. The second Class was issued in October for a total of $200 million in two Series, Series A at a fixed rate for a one-year term and Series B at a floating rate for an 18-month term.

     In addition, on December 13, 2004, the Company’s Board of Directors approved the issuance of a Third class of negotiable obligations under the Program for an amount of up to 250 million pesos in one or more Series.

     On February 11, 2005, the Company issued $250 million in Negotiable Obligations in two Series, the Fixed Rate Series at 365 days for $200 million with an 8% coupon and the Floating Rate Series at 730 days for $50 million with a variable coupon based on the interest rate calculated on the basis of the average return yielded

Unaudited Information

by time deposits and published by the Argentine Central Bank (Tasa Encuesta) plus a differential margin of 2.5%, with a 7% annual nominal minimum and a 15% annual nominal maximum. The funds obtained are to be applied to the refinancing of liabilities.

Comparative balance sheet figures

     Management is constantly assessing the Company’s financial condition and will assess any action that may be required in the future as a result of current rules and regulations

      • Analysis of main changes in balance sheet captions

     Current assets decreased by 7%. The main cause of this variation was the decrease in Short-term investments mainly due to the settlement of liabilities and the decrease in Other Receivables offset by the increase in Trade receivables. Non-current assets dropped by 10% mainly primarily due to a decrease in Fixed assets resulting from the depreciation charge for the year, which was partially offset by the increase in investments during the fiscal year.

     Current liabilities and non-current liabilities have decreased by 29% and 1%, respectively. This decrease was mainly due to the reduction in bank and financial debt as a result of the payments made in the year. The decrease in non-current liabilities was partially offset by the increase in allowances and accruals.

Comparative balance sheet figures	Consolidated
(Restated as described in Note 2.1 to the individual financial statements)	2004	2003

Current assets	693	745
Non-current assets	6,831	7,567

Total Assets	7,524	8,312

Current liabilities	1,875	2,628
Non-current liabilities	2,879	2,906
Total Liabilities	4,754	5,534
Shareholders’ equity	2,770	2,778

Total liabilities and shareholders’ equity	7,524	8,312

Result for the year

• Analysis of main changes in income statement captions (Restated as described in Note 2.1 to the individual financial statements)

      The result for the year was an $8 million loss, broken down as follows:

Unaudited Information

     Consolidated sales for $3,047 million and operating, administrative and selling expenses for $2,460 million, showing net income of $587 million.

Unaudited Information

     Net consolidated financial results for the year ended on December 31, 2004 showed a $462 million loss. This result is primarily due to the variation in Exchange gains/losses between both fiscal years, which amounted to a loss of $827 million, originating in $760 million income in 2003, resulting from the appreciation of the peso against foreign currency and in a $ 67 million loss in 2004 resulting from the devaluation of the Peso. In addition, as regards the amount representing interest, financial charges and adjustments, the charge decreased by $86 million, down from a $466 million loss in 2003 to a $380 million loss in 2004. The main reasons for this variation have been a reduction in the average exchange rate for the fiscal year, a decrease in financial indebtedness and the decrease in the interest rate accrued by the loans maintained with TISA, partially offset by a decrease in the interest rate applied to customers for payments in arrears.

Other net expenses, which amounted to $137 million, i.e., a 93% increase in 2004 as compared to the prior year, mainly as a result of the increase in the accrual for contingencies.

Proposed (income) loss appropriation

•	Unappropriated prior-year loss	(3,145)

•	Net (income) loss for the year	(8)

•	Unappropriated loss for the year	(3,153)

The appropriation of unappropriated retained losses will be submitted by the Board to the consideration of the shareholders’ meeting.

As of December 31, 2004, the Company carried unappropriated losses amounting to $ 3,153 million. For this reason, no earnings or dividends will be distributed. In addition, the Company maintains a $ 1,626 million reserve for future dividends the distribution of which is entirely restricted at present.

Proposed Directors and Supervisory Committee fees

     The Board has proposed that payment of fees for $7,200,000 to its members and Supervisory Committee’s members for the current year be approved. This amount includes compensation for technical and administrative duties

Prospects

     After the crisis experienced in 2002, the Argentine economy has begun to recover. However, there are substantive issues still unsolved, such as the unemployment rate, the freeze on public utilities contracts and the renegotiation of the defaulted sovereign debt, which raise uncertainties regarding the development of the economic and political context. As far as the renegotiation of the country’s defaulted sovereign debt is concerned, the outcome or the effects it may have on the local financial market may not be predicted at present.

     During 2004 the telecommunications industry continued to adapt to the changes occurred since the beginning of 2002. The companies reacted to the new scenario by carrying out liability restructurings, mergers and acquisitions, among other measures. Despite cash flow constraints, the existing installed capacity generated a level of competition that adversely affected the upsurge of prices in the industry.

Unaudited Information

In this scenario, the Company has the following management priorities for the short and medium term:

  obtaining a clear tariff adjustment scheme;

  achieving a predictable regulatory framework that enables it to develop its business and investment plans;

  applying selective criteria to expenditures and investment projects;

  further strengthening the traditional fixed telephony business by increasing the number of residential customers;

  consolidating the Company as a comprehensive supplier for corporate customers;

  continuing leveraging Internet’s growth opportunity by forerunning broadband development and encouraging the development of Internet “dial-up” services”;

  maintaining adequate cash management and honoring assumed commitments;

  encouraging the Company’s conversion into an organization oriented and committed to the customer; and;

  improving the Company’s external and internal image.

     In connection with the regulations governing the supply of telecommunication services, at present there are several legislative initiatives in the form of proposals or bills including:

1) a proposal for establishing the National Rules for Public Utilities (the “Proposal”). The Proposal defines public services as a kind of service that is supplied by the public administration either directly or indirectly to satisfy a public interest necessity, and provides that the National Government has exclusive authority to supply public services per se or through third parties.

The Proposal seeks to introduce substantial changes in the regulatory framework under which the Company currently supplies its services. Should it become a law, it might be applicable to the renegotiation of public utilities contracts described above. The Proposal includes provisions on the supply of services by private providers, always in the form of concessions, licenses or permits for specific terms, and establishes that the assets assigned to the supply of the services must be transferred to the State upon the expiration of such term. At present, the Company renders its services under a perpetual license and has the title to the assets assigned to the supply of the services.

In addition, although the Proposal states that tariffs must give the service supplier the chance to obtain a reasonable return on invested capital, it grants certain powers to the State that in practice could affect significant aspects such as tariffs (revenues) and service supply conditions, besides allowing it to impose investment obligations, the requirement that the private supplier must assume a portion of the cost of preferential tariffs charged to certain categories of users, “rescue” the supply of service for public interest reasons without any default in the discharge of obligations by the supplier, etc.

Unaudited Information

2) a proposal that changes the treatment to be given to customers in arrears that was approved by the Upper House of the National Congress on October 21, 2004. This proposal establishes that before the payment demand is sent to the customer in arrears, the public utilities supplier company must invite the customer to a mediation instance aimed at determining the actual difficulty to pay the service and giving the customer the possibility of exercising his right to be heard. At such instance a payment schedule will be established without imposition -for that time only- of default interest if the payment is agreed upon and documented in such opportunity.

     The Company cannot anticipate whether the above legislative proposals or other future regulatory proposals will be finally enacted or will form part of the regulatory framework applicable to the Company, or whether they will be enacted as currently drafted or in any other way that could have a higher or lesser effect on the conditions and framework under which the Company currently operates.

     There were macroeconomic improvements in Argentina as from the second half of 2003 and during 2004, including a slowdown in inflation and the appreciation in the value of the peso against the U.S. dollar as compared to December 31, 2002. In particular, the Company expects that the outcome of the renegotiations of tariffs with the Argentine government; and how the government will regulate tariffs; may have a material effect on the results of its operations in future years in conjunction with the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

     In particular, the Company’s results of operations are very sensible to changes in the peso/ U.S. dollar exchange rate because its primary assets and revenues are denominated in pesos while substantially all of its liabilities are denominated in U.S. dollars.

     The Company’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding the services that the Company currently supplies in its markets and its continuous development as a provider of telecommunications services for corporate and residential customers, among other aspects.

     Additionally, the Company intends to continue developing the Customer Commitment Program, launched in 2004. Thanks to this program, the Company has been undergoing a deep transformation, becoming a fully commercial-oriented company that considers customer satisfaction to be a key vehicle for profitable and sustained growth.

     In the long term, the Company intends to continue to solidify its position as the leading provider of integrated business solutions in Argentina by providing a full range of services including voice, value added services, broad band (“ADSL”), dial-up Internet access, sales of telephone equipment and other high-technology products corporate users of different sizes through different marketing channels. The Company also intends to continue to invest substantial resources and efforts into training and personnel development and incentive programs to reduce costs and improve efficiency.

     The Company considers that the implementation of these long and short-term business strategies will continue having a positive impact on the competitiveness of its telecommunications activities and mitigating the adverse effects of growing competition.

Acknowledgments

     The Board of Directors wishes to express its appreciation to all our staff for their cooperation during the year, and to our customers and vendors for their confidence in our company and their support in 2004.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	March 9, 2005	By:	/s/ Pablo Luis Llauró

			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel